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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D 1/A
                    Under the Securities Exchange Act of 1934


                                GVC Venture Corp.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    36237L102
                                    ---------
                                 (CUSIP Number)

                               Richard Rubin, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


                               Page 1 of 12 Pages

CUSIP No. 36237L102                   13D                  Page  1 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Russell Banks
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             761
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           11,884,353(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        980,761
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,885,114(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        83.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


(1) In addition to 980,000 shares owned directly by Russell Banks, includes 10,904,353 shares owned by others (including Janice Banks and Gordon Banks) that are subject to a Stockholders Agreement with the Reporting Person.


                               Page 2 of 12 Pages

CUSIP No. 36237L102                   13D                  Page  3 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Janice Banks
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           12,177,748(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        250,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      293,395

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,177,748(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        85.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

(1) In addition to 250,000 shares owned directly by Janice Banks, includes 11,634,353 shares owned by others (including Russell Banks and Gordon Banks) that are subject to a Stockholders Agreement with the Reporting Person and 293,395 shares which are not subject to the Stockholders Agreement but as to which Janice Banks shares voting power with a third party.



                               Page 3 of 12 Pages

CUSIP No. 36237L102                   13D                  Page  4 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Gordon Banks
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           11,884,353(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        1,549,808
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,884,353(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        83.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


(1) In addition to 1,549,808 shares owned directly by Gordon Banks, includes 10,334,545 shares owned by others (including Russell Banks and Janice Banks) that are subject to a Stockholders Agreement with the Reporting Person.


                               Page 4 of 12 Pages

                                PRELIMINARY NOTE

         This Amendment No. 1 ("Amendment No. 1") amends Items 3, 5, 6 and 7 contained in the original statement on Schedule 13D filed on May 10, 2004 (the "Original Statement") by Russell Banks, Janice Banks and Gordon Banks (the "Reporting Persons"). The purpose of this Amendment No. 1 is to reflect the consummation of the transactions contemplated in the Stock Purchase Agreement described in the Original Statement. The Original Statement, as amended by Amendment No. 1, is referred to as the "Statement." Terms used but not defined herein are used as defined in the Original Statement.

         ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds heretofore utilized by the Reporting Persons to purchase shares of Common Stock of the Company, and the $13,000 used by Gordon Banks to purchase 1,300,000 shares of Common Stock pursuant to the Stock Purchase Agreement described in Item 6 of this Schedule, are personal funds of the Reporting Persons.

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) Russell Banks, Janice Banks and Gordon Banks (without giving effect to the shares subject to the Stockholders Agreement that are not owned by such Reporting Person) may be deemed to be the beneficial owners of 980,761 (6.9%), 543,395 (3.8%) and 1,549,808 shares (10.9%) of the Company's outstanding 14,194,516 shares of Common Stock at June 30, 2004, or an aggregate of 3,073,964 (21.7%) of the Company's Common Stock, including, in the case of Russell Banks, 761 shares owned by a trust of which Russell Banks is trustee and, in the case of Janice Banks, 293,395 shares owned by The Russell Banks Family Trust, of which Janice Banks is a co-trustee.

         The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act with all other parties to the Stockholders Agreement, and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each party to the Stockholders Agreement. Giving effect to the shares which the Reporting Persons believes are currently beneficially owned by all parties to the Stockholders Agreement, including the shares owned by the Reporting Persons and the shares owned by trusts of which the Reporting Persons are a trustee (even though the shares held by such trusts are not subject to the Stockholders Agreement), Russell Banks, Janice Banks and Gordon Banks may be deemed the beneficial owners of an aggregate of 11,885,114, 12,177,748 and 11,884,353 shares, respectively, of the Company's Common Stock, constituting 83.7%, 85.8% and 83.7%, respectively, of the outstanding shares of Common Stock based on the 14,194,516 of such shares outstanding as of June 30, 2004. The filing of this Statement should not be deemed an admission that the parties to the Stockholders Agreement are a "group." Furthermore, each party to the Stockholders Agreement disclaims beneficial ownership of the shares owned by the other parties to the Stockholders Agreement.



                               Page 5 of 12 Pages

         (b) The following information concerns the nature of each Reporting Person's beneficial ownership of shares of Common Stock, including shares subject to the Stockholders Agreement:

                          Sole power to vote    Shared power to vote    Sole power to dispose      Shared power to
                               or direct              or direct             or direct the         dispose or direct
Name                           the vote               the vote               disposition           the disposition
----                      ------------------    --------------------    ---------------------     ------------------
Russell Banks                    761 (1)            11,884,353 (2)             980,761(1)                     0
Janice Banks                       0                12,177,748 (2) (3)         250,000                  293,395 (3)
Gordon Banks                       0                11,884,353 (2)           1,549,808                        0

-----------------------------

(1) Includes 761 shares held by Mr. Banks as trustee of a trust, which shares are not subject to the Stockholders Agreement and, therefore, the Reporting Persons (other than Mr. Banks) do not have voting power with respect thereto.

(2) In addition to 980,000, 250,000 and 1,549,808 shares owned directly by Russell Banks, Janice Banks and Gordon Banks, respectively, includes 10,904,353, 11,634,353 and 10,343,545 shares in the case of Russell
         Banks, Janice Banks and Gordon Banks, respectively, that are subject to the Stockholders Agreement but are not owned by such Reporting Person, but may, by virtue of the Stockholders Agreement, be deemed beneficially owned by such Reporting Person. The shares reflected in footnotes 1 and 3 are not subject to the Stockholders Agreement and, therefore, except as noted in such footnotes, the Reporting Persons do not have voting power with respect thereto.

(3) Includes 293,395 shares held by The Russell Banks Family Trust, as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement and, therefore, the Reporting Persons (other than Mrs. Banks) do not have voting power with respect thereto.

         (c) No transactions in the Company's Common Stock were effectuated by any of the Reporting Persons during the past 60 days, except that, on June 30, 2004, Gordon Banks purchased 1,300,000 shares of Common Stock at $.01 per share pursuant to the Stock Purchase Agreement. See Item 6, below, for information regarding the Stock Purchase Agreement and the Stockholders Agreement.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.




                               Page 6 of 12 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On June 30, 2004, Gordon Banks, then President, Chief Executive Officer and a director of the Company purchased 1,300,000 shares of Common Stock, Bernard Zimmerman & Company, Inc. ("Zimmerman Company") purchased 6,300,000 shares of Common Stock, and Berman Industries, Inc. ("Berman Industries") converted the Company's $13,000 obligation to it into 1,300,000 shares of Common Stock (the "Transaction") pursuant to a Stock Purchase Agreement, dated as of April 29, 2004 (the "Stock Purchase Agreement"), among the Company, Zimmerman Company, Banks and Berman Industries. Pursuant to options granted to them by Zimmerman Company, on June 30, 2004, Berman Industries and Conrad J. Gunther Jr. purchased 1,300,000 and 300,000 respectively, of the shares of Common Stock acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, at an exercise price of $.01 per share, the same price paid by Zimmerman Company for such shares.

         Contemporaneously with the Closing under the Stock Purchase Agreement, pursuant to agreements dated April 29, 2004, the principal ($50,000 each) and accrued interest on the Company's obligations to Russell Banks, then Chairman of the Board of Directors and a director of the Company, and Palisade Investors LLC ("Palisade"), principal stockholders of the Company, were cancelled and capitalized.

         In addition, the law firm of Jenkens & Gilchrist Parker Chapin LLP, counsel to the Company, deferred the Company's obligations owed it for legal services rendered prior to January 1, 2004 and in connection with the transactions described in this Statement (an aggregate of approximately $75,000) on a non-interest basis until the earlier of December 31, 2010, the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Company's Board of Directors (other than as a result of the Stock Purchase Agreement), following which transaction or series of transactions the stockholders of the Company immediately preceding the effectiveness of the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity immediately following the effectiveness of the last of such transactions.

         Also on June 30, 2004, prior to the Closing under the Stock Purchase Agreement, the Company held a special meeting of stockholders (the "Meeting") at which the Company's Stockholders: (i) authorized an amendment to the Company's Restated Certificate of Incorporation to reduce the par value of the Company's Common Stock from $.10 per share to $.01 per share in order to, among other things, enable the Company to complete the Transaction; (ii) authorized an amendment to the Company's Restated Certificate of Incorporation to establish a par value of $.01 for the Company's authorized Preferred Stock; (iii) authorized the Company's Board of Directors to implement, without further stockholder action, a reverse split of the Company's Common Stock at a ratio of one share for each two or three outstanding shares; and (iv) elected, subject to consummation of the Transaction, Gordon Banks to serve as Class I director, Conrad J. Gunther, Jr. to serve as Class II director and Bernard Zimmerman to serve as Class III director of the Company until the 2004, 2005 and 2006 Annual Meetings of Stockholders of the Company, respectively, and until the election and qualification of their respective successors.

         Following the Meeting, the Company filed an Amendment (the "Amendment") to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to

                               Page 7 of 12 Pages
implement the reduction in the par value of its Common Stock to $.01 per share and to establish the par value of its authorized Preferred Stock at $.01 per share.

         Following the filing of the Amendment, the Transaction was consummated.

         Following consummation of the Transaction, the new Board of Directors, consisting of Gordon Banks, Conrad J. Gunther, Jr. and Bernard Zimmerman took office and elected the following as the officers of the Company:

            Bernard Zimmerman       Chairman  of the Board of  Directors,
                                    President, Chief Executive Officer and
                                    Treasurer

            Marc J. Hanover         Secretary

         On April 29, 2004, Russell Banks, Janice Banks (wife of Russell Banks) and Gordon Banks (collectively, the "Banks Family"), Zimmerman Company (which did not own any shares until the purchase of shares pursuant to the Stock Purchase Agreement), Palisade and Berman Industries entered into a Stockholders Agreement pursuant to which they have agreed that all shares of the Company's Common Stock owned by them at the time (including any shares they acquired under the Stock Purchase Agreement and shares they may transfer to third persons, including the shares Zimmerman Company transferred to Berman Industries and Conrad J. Gunther), will be voted:

         o in favor of each matter submitted to stockholders at the Meeting; and

         o for the election of one director selected by the Banks Family, one director selected by Palisade and Berman Industries, and a number of directors that would constitute a majority of the Board selected by Zimmerman Company. Pursuant thereto, the Banks Family nominated Gordon Banks and Zimmerman Company nominated Bernard Zimmerman and Conrad J. Gunther, Jr. for election at the Meeting. Palisade and Berman Industries did not nominate a director at the Meeting and have advised the Company that they do not anticipate nominating a director at the current time.

         The Stockholders Agreement is to terminate on the earliest to occur of:
(i) December 31, 2006 and (ii) the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board of Directors, following which transaction or series of transactions the stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

         The following table sets forth the shares of the Company's Common Stock owned, before the Transaction and after the Transaction (including the issuance of shares pursuant to the Stock Purchase Agreement and exercise of the options granted to Berman Industries and Conrad J. Gunther, Jr.) by the parties to the Stockholders Agreement that they have agreed to vote pursuant to the Stockholders Agreement and the percentage of outstanding shares represented by those shares:




                               Page 8 of 12 Pages

                                   Before the Transaction                     After the Transaction
                                   -----------------------------------------  ---------------------------------------
                                   Number                  Percent            Number                Percent
                                   of Shares               of Class (1)       of Shares             of Class
                                   ----------------------  -----------------  --------------------  -----------------
Gordon Banks                                 249,808               4.7%              1,549,808           10.9%
Russell Banks                                980,000 (2)          18.5%                980,000 (3)        6.9%
Janice Banks                                 250,000 (3)           4.7%                250,000 (3)        1.8%
Palisade                                   1,504,545              28.4%              1,504,545           10.6%
Berman Industries                                  0                                 2,600,000           18.3%
Zimmerman Company                                  0                                 4,700,000           33.1%
Conrad J. Gunther, Jr.                             0                                   300,000            2.1%
                                   ----------------------  -----------------  --------------------  -----------------
                                           2,984,353              56.4%             11,884,353           83.7%
All other stockholders                     2,310,163              43.6%              2,310,163           16.3%
                                   ----------------------  -----------------  --------------------  -----------------
Total outstanding shares                   5,294,516             100.0%             14,194,516          100.0%
                                   ======================  =================  ====================  =================
-------------------

(1)      Percentages do not add due to rounding differences.

(2) Excludes 761 shares as to which Russell Banks is trustee (and is entitled to vote), which shares are not subject to the Stockholders Agreement. However, as reflected in Item 5, Russell Banks is deemed the beneficial owner of these shares.

(3) Excludes 293,395 shares held by The Russell Banks Family Trust as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement. However, as reflected in Item 5, Janice Banks is deemed a beneficial owner of these shares.

         ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION
-----------         -----------

1(a) Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of the Original Statement. Incorporated by reference to Exhibit 1(a) to the Original Statement (File No. 000-15862).

*1(b) Joint Filing Agreement, dated June 30, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Amendment.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

--------------
* Filed herewith.




                               Page 9 of 12 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004

                                                     /s/ Russell Banks
                                                     ---------------------------
                                                         Russell Banks


                                                     /s/ Janice Banks
                                                     ---------------------------
                                                         Janice Banks


                                                     /s/ Gordon Banks
                                                     ---------------------------
                                                         Gordon Banks



                              Page 10 of 12 Pages

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.         DESCRIPTION
-----------         -----------

1(a) Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of the Original Statement. Incorporated by reference to Exhibit 1(a) to the Original Statement (File No. 000-15862).

*1(b) Joint Filing Agreement, dated June 30, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Amendment.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

--------------
* Filed herewith.







                              Page 11 of 12 Pages

                                                                       Exhibit 1
                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: June 30, 2004

                                                     /s/ Russell Banks
                                                     ---------------------------
                                                         Russell Banks


                                                     /s/ Janice Banks
                                                     ---------------------------
                                                         Janice Banks


                                                     /s/ Gordon Banks
                                                     ---------------------------
                                                         Gordon Banks















                              Page 12 of 12 Pages